Exhibit 97

FIRST CAPITAL, INC.

Clawback Policy

1.	Introduction

The Board of Directors (“Board”) of First Capital, Inc. (the “Company”) believes that it is in the best interests of the Company and its shareholders to create and maintain a culture that emphasizes integrity and accountability and that reinforces the Company's pay-for-performance compensation philosophy. The Board has therefore adopted this policy which provides for the recoupment of certain executive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under the federal securities laws (the “Policy”).

2.	Administration

This Policy shall be administered by the Board’s Compensation Committee.

3.	Covered Persons

This Policy applies to the Company's current and former executive officers (as defined under Section 401 of the Securities and Exchange Commission’s Regulation S-K) and such other employees who may from time to time be deemed subject to the Policy by the Compensation Committee or the Board (“Covered Persons”).

4.	Recoupment; Accounting Restatement

In the event the Company is required to prepare an accounting restatement of its financial statements due to the Company's material noncompliance with any financial reporting requirement under the securities laws, any excess Incentive Compensation (as defined below) received by any Covered Person during the three (3) completed fiscal years immediately preceding the date on which the Company is required to prepare an accounting restatement shall be subject to recoupment by the Company and the Covered Person shall be required to repay any such excess Incentive Compensation.

5.	Incentive Compensation

For purposes of this Policy, Incentive Compensation means any of the following, including, but not limited to, such compensation granted, earned or vested based wholly or in part on the attainment of a financial reporting measure (which are measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, any measures that are derived wholly or in part from such measures, and stock price and total shareholder return):

a.    Annual bonuses and other short- and long-term cash incentives;

b.    Stock options;

c.    Stock appreciation rights;

d.    Restricted stock;

e.    Restricted stock units;

f.    Performance shares; and

g.    Performance units.

6.	Excess Incentive Compensation: Amount Subject to Recovery

The amount to be recovered will be the excess of the Incentive Compensation paid to the Covered Person based on the erroneous data over the Incentive Compensation that would have been paid to the Covered Person had it been based on the restated results, as determined by the Compensation Committee.

If the Compensation Committee cannot determine the amount of excess Incentive Compensation received by the Covered Person directly from the information in the accounting restatement, then it will make its determination based on a reasonable estimate of the effect of the accounting restatement.

7.	Method of Recoupment

The Compensation Committee will, with the advice of counsel, recommend to the Board whether recoupment of any excess Incentive Compensation should be pursued and the method for recoupment thereof which may include, without limitation:

a.    requiring reimbursement of cash Incentive Compensation previously paid;

b.    offsetting the recouped amount from any compensation otherwise owed by the Company to the Covered Person;

c.    cancelling outstanding vested or unvested equity awards; and/or

d.    taking any other remedial and recovery action permitted by law, as determined by the Compensation Committee.

The Board, considering the best interests of the Company and its shareholders and the recommendation of the Compensation Committee, shall have the sole discretion to determine whether a Covered Person’s actions have or have not met any particular standard of conduct under law or Company policy, and whether recovery of incentive compensation should be pursued.

8.	No Indemnification

The Company shall not indemnify any Covered Persons against the loss of any incorrectly awarded Incentive Compensation.

9.	Interpretation

The Compensation Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate or advisable for the administration of this Policy.

10.	Effective Date

This Policy shall be effective as of the date it is adopted by the Board (the “Effective Date”) and shall apply to Incentive Compensation that is approved, awarded or granted to Covered Persons on or after that date.

11.	Amendment; Termination

The Board may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary to comply with applicable law, including any regulations adopted by the Securities and Exchange Commission, and to comply with the Rules of The Nasdaq Stock Market LLC. The Board may terminate this Policy at any time.

12.	Other Recoupment Rights

The Board intends that this Policy will be applied to the fullest extent of the law. The Board or the Compensation Committee may require that any employment agreement, equity award agreement or similar agreement entered into on or after the Effective Date with any Covered Person shall, as a condition to the grant of any benefit thereunder, require such Covered Person to agree to abide by the terms of this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company.

13.	Impracticability

The Board shall recover any excess Incentive Compensation in accordance with this Policy unless such recovery would be impracticable, determined by the Board after consideration of the recommendation of the Compensation Committee.

14.	Successors

This Policy shall be binding and enforceable against all Covered Persons and their beneficiaries, heirs, executors, administrators or other legal representatives.